
11007408

2010



ANNUAL REPORT

PEOPLES
BANCORPORATION, INC.
WWW.PEOPLESBC.COM

P

PEOPLES

BANCORPORATION INC

www.peoplesbc.com
1818 East Main Street • Easley, SC 29640
864.859.2265

The Peoples National Bank

[illegible]
1800 East Main Street • Easley, SC 29640 • 864.859.2265
1053 Pendleton Street • Easley, SC 29642 • 864.855.9043
424 Hampton Avenue • Pickens, SC 29671 • 864.878.8191
4 Hood Road at Highway 153 • Greenville, SC 29611 • 864.295.1106
45 East Antrim Drive • Greenville, SC 29607 • 864.527.5180



BANK OF
ANDERSON

www.bankanderson.com
1434 Pearman Dairy Road • Anderson, SC 29625 • 864.622.2265
201 East Greenville Street • Anderson, SC 29621 • 864.224.3777



SENECA
NATIONAL BANK

www.senecanb.com
201 By Pass 123 • Seneca, SC 29678 • 864.888.2265

Mission Statement

To epitomize community
banking in our
selected markets,
while providing
excellence in
shareholder investment
and an unusually
pleasant environment
for our staff and customers.

2010 MESSAGE TO OUR SHAREHOLDERS

Peoples Bancorporation, Inc. has remained profitable in the midst of challenging economic times, albeit mildly so, for the second straight year. Having turned the corner to profitability last year, our net earnings of $383,000 in 2010 are indicative of our Company's ongoing ability to persevere in a very difficult economic environment. Indeed in a year where bank failures continued at an alarming rate across the nation, our ability to continue operating "in the black" while so many of our peers were reporting losses is a noteworthy achievement. In our continued commitment to protect the Company's bottom line, we focused on maintaining strong net interest margins, controlling overhead expenses, and protecting asset quality. Our modest profitability is attributed to our diligent efforts in these three specific areas.

In the current economic environment, maintaining yields on loans and investments has been very challenging. However, our efforts to reduce funding costs have been largely successful, and as a result we were able to improve the net interest margin from 3.54% in 2009 to 3.81% in 2010 while growing net interest income from $17.9 million in 2009 to $19.0 million in 2010. This marks the second year in a row we have improved net interest income by at least $1 million over the prior year.

We maintained our focus on controlling overhead expenses as we extended the austerity measures that were adopted in late 2008. For instance, we maintained the discipline to keep compensation levels in check, and in doing so we lowered salaries and benefits for the second year in a row, reducing expense from a level that was already substantially diminished from the prior year. In fact, the only category of overhead to see any appreciable increase during 2010 was the cost of managing real estate acquired in the disposition of problem loans.

We continued to aggressively deal with problem loan relationships in 2010. Accordingly, we provided $6.6 million for probable future loan losses, bringing our three-year total loan loss provision to $25.4 million. By year end we had accumulated $7.9 million in loan loss reserves, representing 2.32% of total outstanding loans. As a percentage of total loans, loan loss reserves are now at historically high levels.

Just behind credit quality concerns, capital and liquidity remain top priorities for community bankers and regulators in today's economy. To this end, we report that all three of our banks are considered to be "well capitalized," which is the highest regulatory designation. Our liquidity is as strong as it has been in many years, with zero reliance on borrowed funds from correspondent banks, the Federal Reserve, or the Federal Home Loan Bank at year end. In 2010 our ratio of loans to deposits dropped from 77% to 72%, the lowest level in 24 years, while our portfolio of investments grew to $142 million and now represents over a quarter of our balance sheet.

In ascertaining the Company's underlying profitability, it is useful to discuss pre-tax, pre-provision income. While this performance metric is not a standard for generally accepted accounting principles ("GAAP"), management believes this non-GAAP measure is very useful in analyzing core operating trends, particularly in times of economic stress. The graph shown on the following page depicts a six-year tracking of pre-tax, pre-provision income (in black) as well as the comparable GAAP financial measure, which is net income (in blue). Prior to the recession, the graph depicts three consecutive years with very stable earnings according to both metrics. It then reveals a drastic downturn in 2008 followed by modest recovery in 2009 and 2010. Pre-tax, pre-provision income essentially measures the Company's "core earnings" and

SENIOR MANAGEMENT COMMITTEE

R. Riggie Ridgeway
Chief Executive Officer Emeritus

L. Andrew Westbrook, III
President and Chief Executive Officer

William B. West
Executive Vice President

Robert E. Dye, Jr.
Senior Vice President, Chief Financial Officer

Daniel B. Minnis
Senior Vice President, Chief Credit Officer

James A. Kimbell, III
President and CEO, Bank of Anderson, N.A.

C. Kyle Thomas
President and CEO, Seneca National Bank

the $6.3 million earned in 2010 shows a near return to the level of profitability we experienced before the recession. Thus we believe the underlying earnings power of the Company to be relatively strong.

In order to completely return to the levels of profitability that we enjoyed before the recession, we believe that we must first see the reversal of two major trends. First, a substantial improvement in credit quality across the banking industry is needed. Ongoing loan charges are still dramatically higher than what we experienced for many years. The other requisite for profitable community banking is the return to a more normal interest-rate environment. Considering the Federal Reserve has held the prime lending rate very low at 3.25% for over two years, net interest margins are compressed nationwide. As the economy improves market interest rates should eventually rise, which could allow for the widening of margins across the industry.

We are encouraged by the modest levels of profitability we have seen in 2010, as well as the strength of our capital position, loan loss reserves, and abundant liquidity. At the same time, we are very cognizant that economic difficulties still persist, and so we remain diligent in our efforts to constantly improve our financial performance. Remember that as a shareholder, this is your Company too, so please know that we are eager to fulfill all of your banking needs. On behalf of our Board of Directors, management and employees, we are deeply grateful for your continued support and your patronage with our family of community banks.


$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$(2.0)
$(4.0)
$(6.0)
$(8.0)
$(10.0)
Dollars in millions
Pre-Tax, Pre-Provision Income
Net Income (Loss)
$6.6
$4.1
$7.4
$4.5
$6.8
$4.3
$0.3
$(8.4)
$4.6
$0.3
$6.3
$0.4
2005
2006
2007
2009
2010

CALCULATION OF PRE-TAX, PRE-PROVISION INCOME

(Amounts in thousands)

	For The Years Ended December 31,					
	2005	*2006*	*2007*	*2008*	*2009*	*2010*
Net Income (Loss)	$ 4,128	$ 4,486	$ 4,343	$ (8,376)	$ 320	$ 383
Income Tax Expense (Benefit)	1,652	1,935	1,557	(5,184)	(689)	(669)
Provision For Loan Losses	848	943	900	13,820	4,958	6,625
Pre-Tax, Pre-Provision Income	**$ 6,628**	**$ 7,364**	**$ 6,800**	**$ 260**	**$ 4,589**	**$ 6,339**

FINANCIAL HIGHLIGHTS

(All amounts, except per share data, in thousands)

	2005	2006	2007	2008	2009	2010
Balance Sheet						
Total Assets	$ 487,977	$ 503,814	$ 558,443	$ 559,875	$ 556,601	$ 541,070
Total Deposits	390,346	385,045	417,621	445,369	484,996	474,754
Total Loans (Net)	373,641	354,011	414,688	389,494	366,143	332,794
Investment Securities	78,061	99,469	102,693	112,247	116,213	142,294
Total Earning Assets	456,456	470,172	523,597	520,908	504,799	490,696
Shareholders' Equity	41,171	46,064	50,241	41,512	54,443	52,298
Income Statement						
Net Interest Income	$ 17,357	$ 19,337	$ 18,924	$ 16,634	$ 17,895	$ 18,979
Provision For Loan Losses	848	943	900	13,820	4,958	6,625
Other Operating Income	3,609	3,648	3,842	732	3,980	4,876
Other Operating Expenses	14,338	15,621	15,966	17,106	17,286	17,516
Income (Loss) Before Taxes	5,780	6,421	5,900	(13,560)	(369)	(286)
Income Tax Expense (Benefit)	1,652	1,935	1,557	(5,184)	(689)	(669)
Net Income (Loss)	4,128	4,486	4,343	(8,376)	320	383
Net Income (Loss) Available To Common Shareholders	4,128	4,486	4,343	(8,376)	(224)	(440)
Basic Income (Loss) Per Common Share*	$ 0.60	$ 0.65	$ 0.59	$ (1.19)	$ (0.03)	$ (0.06)
Selected Ratios						
Return On Average Assets	0.88%	0.91%	0.84%	-1.50%	0.06%	0.07%
Return On Average Common Equity	10.20%	10.29%	9.03%	-17.55%	-0.53%	-1.07%

** Per share data has been restated to reflect 5% stock dividends in 2005, 2006 and 2007 and the three-for-two split in 2004.*

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Peoples Bancorporation, Inc.
1818 East Main Street
Easley, South Carolina 29640
864-859-2265
www.peoplesbc.com

STOCK EXCHANGE
Ticker Symbol - PBCE.OB

INVESTOR RELATIONS
Those seeking shareholder, analyst or investor information about Peoples Bancorporation, Inc. should contact:

Patricia A. Jensen
Senior Vice President
Peoples Bancorporation, Inc.
P.O. Box 1989
Easley, South Carolina 29641
864-850-5153
patti.jensen@peoplesbc.com

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948
Email: info@rtco.com
Website: www.rtco.com

WEBSITE
Please visit our website at www.peoplesbc.com for current information regarding the Peoples Bancorporation, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Peoples Bancorporation, Inc. and Subsidiaries
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of Peoples Bancorporation, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorporation, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.



Elliott Davis, LLC
Greenville, South Carolina
March 30, 2011

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

	December 31,	
	2010	2009
ASSETS		
CASH AND DUE FROM BANKS	$ 6,612	$ 11,862
INTEREST - BEARING DEPOSITS IN OTHER BANKS	1	420
FEDERAL FUNDS SOLD	10,631	14,592
Total cash and cash equivalents	17,244	26,874
SECURITIES		
Trading assets	76	128
Available for sale	130,650	103,227
Held to maturity (fair value of $7,375 (2010) and $8,621 (2009))	7,249	8,402
Other investments, at cost	4,319	4,456
LOANS, net of allowance for loan losses of $7,919 (2010) and $7,431 (2009)	332,794	366,143
PREMISES AND EQUIPMENT, net of accumulated depreciation	11,023	12,270
ACCRUED INTEREST RECEIVABLE	2,288	2,371
ASSETS ACQUIRED IN SETTLEMENT OF LOANS	13,344	11,490
CASH SURRENDER VALUE OF LIFE INSURANCE	12,791	12,304
OTHER ASSETS	9,292	8,936
TOTAL ASSETS	**$ 541,070**	**$ 556,601**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest-bearing	$ 48,151	$ 55,367
Interest-bearing	426,603	429,629
Total deposits	474,754	484,996
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,362	12,785
FEDERAL FUNDS PURCHASED	-	399
ACCRUED INTEREST PAYABLE	1,639	2,049
OTHER LIABILITIES	2,017	1,929
TOTAL LIABILITIES	488,772	502,158
COMMITMENTS AND CONTINGENCIES – Notes 12 and 13		
SHAREHOLDERS' EQUITY		
Preferred stock - 15,000,000 shares authorized		
Preferred stock, Series T - $1,000 per share liquidation preference; issued and outstanding – 12,660 (2010 and 2009)	12,139	11,991
Preferred stock, Series W - $1,000 per share liquidation preference; issued and outstanding – 633 (2010 and 2009)	682	697
Common stock – 15,000,000 shares authorized; $1.11 par value per share; 7,003,063 (2010 and 2009) shares issued and outstanding	7,774	7,774
Additional paid-in capital	41,701	41,658
Retained earnings (deficit)	(10,142)	(9,702)
Accumulated other comprehensive income	144	2,025
TOTAL SHAREHOLDERS' EQUITY	52,298	54,443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 541,070**	**$ 556,601**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands except per share information)

	For The Years Ended December 31,	
	2010	2009
INTEREST INCOME		
Interest and fees on loans	$ 21,341	$ 23,190
Interest on securities		
Taxable	3,432	3,468
Tax-exempt	1,441	1,498
Interest on federal funds sold	38	9
Total interest income	26,252	28,165
INTEREST EXPENSE		
Interest on deposits	7,178	9,907
Interest on federal funds purchased and securities sold under repurchase agreements	94	87
Interest on advances from Federal Home Loan Bank	1	94
Interest on notes payable - other	-	182
Total interest expense	7,273	10,270
Net interest income	18,979	17,895
PROVISION FOR LOAN LOSSES	6,625	4,958
Net interest income after provision for loan losses	12,354	12,937
NONINTEREST INCOME		
Service charges on deposit accounts	1,545	1,665
Customer service fees	101	111
Mortgage banking	559	519
Brokerage services	187	192
Bank owned life insurance	557	548
Gain on sale/call of securities available for sale	1,056	10
Impairment write-down on securities	-	(160)
Other noninterest income	871	816
Total noninterest income	4,876	3,701
NONINTEREST EXPENSES		
Salaries and benefits	8,160	8,441
Occupancy	994	986
Equipment	1,025	1,191
Marketing and advertising	174	177
Communications	236	249
Printing and supplies	134	152
Bank paid loan costs	295	247
Net cost of operation of other real estate	2,324	1,346
Directors fees	314	365
Other post employment benefits	340	360
ATM and interchange expense	257	323
Legal and professional fees	462	528
Regulatory assessments	1,341	1,267
Other operating expenses	1,460	1,375
Total noninterest expenses	17,516	17,007
Loss before income taxes	(286)	(369)
INCOME TAX BENEFIT	(669)	(689)
Net income	**383**	**320**
Deductions to determine amounts available to common shareholders:		
Dividends declared or accumulated on preferred stock	690	471
Net accretion of preferred stock	133	73
Net loss available to common shareholders	**$ (440)**	**$ (224)**
BASIC NET LOSS PER COMMON SHARE	**$ (0.06)**	**$ (0.03)**
DILUTED NET LOSS PER COMMON SHARE	**$ (0.06)**	**$ (0.03)**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2010 and 2009
(Amounts in thousands except share information)

	Preferred Shares		Preferred Stock		Common Stock		Additional Paid-In	Retained Earnings	Accumulated Other Comprehensive	Total Share-holders'
	Series T	Series W	Series T	Series W	Shares	Amount	Capital	(Deficit)	Income	Equity
BALANCE, DECEMBER 31, 2008	-	-	$ -	$ -	7,070,139	$ 7,848	$ 41,752	$ (9,564)	$ 1,476	$ 41,512
Net income	-	-	-	-	-	-	-	320	-	320
Other comprehensive Income, (loss) net of tax:										
Unrealized holding gains on securities available for sale, net income tax of $283	-	-	-	-	-	-	-	-	555	555
Reclassification adjustment for gains included in net income, net of income taxes of $4	-	-	-	-	-	-	-	-	(6)	(6)
Comprehensive income	-	-	-	-	-	-	-	-	-	869
Issuance of preferred stock	12,660	633	11,910	705	-	-	-	-	-	12,615
Cash dividends on preferred stock	-	-	-	-	-	-	-	(385)	-	(385)
Proceeds from stock options exercised	-	-	-	-	500	1	1	-	-	2
Common shares surrendered by dissenting shareholders	-	-	-	-	(67,576)	(75)	(168)	-	-	(243)
Accretion (amortization) of preferred stock	-	-	81	(8)	-	-	-	(73)	-	-
Stock-based compensation	-	-	-	-	-	-	73	-	-	73
BALANCE, DECEMBER 31, 2009	12,660	633	11,991	697	7,003,063	7,774	41,658	(9,702)	2,025	54,443
Net income	-	-	-	-	-	-	-	383	-	383
Other comprehensive Income, (loss) net of tax:										
Unrealized holding losses on securities available for sale, net income tax of ($969)	-	-	-	-	-	-	-	-	(2,578)	(2,578)
Reclassification adjustment for gains included in net income, net of income taxes of $359	-	-	-	-	-	-	-	-	697	697
Comprehensive loss	-	-	-	-	-	-	-	-	-	(1,498)
Issuance of preferred stock										
Cash dividends on preferred stock	-	-	-	-	-	-	-	(690)	-	(690)
Accretion (amortization) of preferred stock	-	-	148	(15)	-	-	-	(133)	-	-
Stock-based compensation	-	-	-	-	-	-	43	-	-	43
BALANCE, DECEMBER 31, 2010	12,660	633	$ 12,139	$ 682	7,003,063	$ 7,774	$ 41,701	$ (10,142)	$ 144	$ 52,298

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For The Years Ended December 31,	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 383	$ 320
Adjustments to reconcile net income to net cash provided by operating activities		
Gain on sale of premises and equipment	-	(5)
Gain on sale of securities available for sale	(1,056)	(10)
(Gain) loss on sale of assets acquired in settlement of loans	78	(248)
Net change in trading assets	52	(81)
Impairment write-down on securities	-	160
Provision for loan losses	6,625	4,958
Benefit from deferred income taxes	(1,885)	(603)
Depreciation	920	1,059
Write down of fixed assets	(127)	-
Amortization and accretion (net) of premiums and discounts on securities	434	50
Stock-based compensation	43	73
Decrease in accrued interest receivable	83	314
(Increase) decrease in other assets	2,420	(1,180)
Decrease in accrued interest payable	(410)	(587)
Increase in other liabilities	88	380
Net cash provided by operating activities	7,648	4,600
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(75,887)	(29,036)
Purchases of other investments	(250)	(910)
Proceeds from principal pay downs on securities available for sale	22,051	16,115
Proceeds from the maturities and calls of securities available for sale	3,165	6,000
Proceeds from the sale of securities available for sale	18,560	320
Proceeds from maturity of securities held to maturity	4,000	4,252
Investment in bank owned life insurance	(487)	(489)
Net decrease in loans	17,532	2,857
Proceeds from sale of assets acquired in settlement of loans	7,017	9,344
Valuation reserve of assets acquired in settlement of loans	550	-
Write down of assets acquired in settlement of loans	522	130
Proceeds from the sale of premises and equipment	-	5
Purchase of premises and equipment, net	(297)	(129)
Net cash provided by (used for) investing activities	(3,524)	8,459
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in deposits	(10,242)	39,627
Net decrease in federal funds purchased	(399)	(1,028)
Net decrease in securities sold under repurchase agreements	(2,423)	(9,396)
Net decrease in advances from Federal Home Loan Bank	-	(45,201)
Proceeds from the exercise of stock options	-	2
Proceeds from the issuance of preferred stock and warrants	-	12,615
Common shares surrendered by dissenting shareholders	-	(243)
Cash dividends paid	(690)	(385)
Net cash used for financing activities	(13,754)	(4,009)
Net increase (decrease) in cash and cash equivalents	(9,630)	9,050
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	26,874	17,824
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 17,244	$ 26,874
CASH PAID FOR		
Interest	$ 7,682	$ 10,905
Income taxes	$ 324	$ 29
NON-CASH TRANSACTIONS		
Change in unrealized gain (loss) on available for sale securities	$ (2,851)	$ 832
Properties transferred to other real estate	$ 9,943	$ 15,536

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). All significant intercompany balances and transactions have been eliminated. The Banks operate under individual national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency ("OCC"). The Company is subject to regulation by the Federal Reserve Board ("FRB").

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

Segments

The Company, through its subsidiaries, provides a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; lending and ATM processing and are substantially the same across subsidiaries. While the Company's decision-makers monitor the revenue streams of the various financial products and services by product line and by subsidiary, the operations and the allocation of resources are managed, and financial performance is evaluated, on an organization-wide basis. Accordingly, the Company's banking operation is considered by management to be one reportable operating segment.

Securities

Debt securities are classified upon purchase as available for sale, held to maturity, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held to maturity, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. Unrealized holding gains or losses are recognized in income. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest on loans

Loans are stated at the principal balance outstanding reduced by the allowance for loan losses. Interest income is recognized over the term of the loan based on the contractual interest rate and the principal balance outstanding.

Loans generally are placed on non-accrual status when principal or interest becomes ninety days past due or when payment in full is not anticipated. Interest payments received after a loan is placed on non-accrual status are applied as principal reductions until such time the loan is returned to accrual status. Generally, a loan is returned to accrual status when the loan is brought current and the collectibility of principal and interest is no longer in doubt.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the anticipated collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Premises And Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Assets Acquired In Settlement Of Loans

Assets acquired in settlement of loans represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for estimated selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Advertising And Public Relations Expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in Accounting Standards Codification ("ASC") Topic 740.

Statements Of Cash Flows

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks," "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold." Cash and cash equivalents have an original maturity of three months or less.

Risks And Uncertainties

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

Stock Option Compensation Plans

The Company has an employee stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The Company also has another employee stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The outstanding options under both plans become exercisable in various increments beginning on the date of grant and expiring ten years from the date of grant. The Company also has a non-employee directors' stock option plan through which non-employee directors of the Company are granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date. The Company also has another non-employee directors' stock option plan under which options may no longer be granted, but under which exercisable options remain outstanding. The Company follows the requirements of ASC Topic 718 to account for its stock option plans. In accordance with the provisions of this topic, the Company recorded approximately $43,000 and $73,000 of compensation expense in 2010 and 2009, respectively.

Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 of the fair value hierarchy and the reasons for such transfers and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in Note 20, Fair Value of Financial Instruments, as applicable.

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2010. Disclosures about Troubled Debt Restructurings (TDRs) required by the Update have been deferred by FASB in an update issued in early 2011. The TDR disclosures are anticipated to be effective for periods ending after June 15, 2011.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

In August 2010, two updates were issued to amend various SEC rules and schedules pursuant to Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies and based on the issuance of SEC Staff Accounting Bulletin 112. The amendments related primarily to business combinations and removed references to "minority interest" and added references to "controlling" and "noncontrolling interests(s)". The updates were effective upon issuance but had no impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. In accordance with accounting guidance, the Company evaluated events and transactions for potential recognition or disclosure in our financial statements through the date the financial statements were issued. In July 2010 the Company made the decision to close the Mills Avenue Office of The Peoples National Bank in Greenville, South Carolina as part of an ongoing effort to reduce expenses. When the office closed in November 2010, an evaluation of the book value versus fair value of the Mills Avenue Office and related assets was performed, with an impairment charge of $150,000 reflected in the Company's 2010 financials. The office was sold in March 2011, and that transaction did not result in a material change to the Company's financial statements.

A Special Meeting of the Shareholders was called on January 9, 2009 for the sole purpose of amending the Company's Articles of Incorporation to authorize the Board of Directors to issue shares of Preferred Stock. A small group of dissenting shareholders representing 67,576 shares of Common Stock exercised their right to surrender their shares to the Company in exchange for fair value. The Company paid $243,000 in cash for these surrendered shares in 2009. The dissenting shareholders asserted that their shares had a greater fair value and, in March 2011 these dissenting shareholders accepted a payment from the Company in the amount of $10,000 to settle this matter, which was immaterial to the Company's financial condition.

NOTE TWO: RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The average amounts of reserve balances maintained by the Banks at December 31, 2010 and 2009 were approximately $726,000 and $756,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES

Securities are summarized as follows as of December 31 *(tabular amounts in thousands)*:

	2010			
	Amortized Cost	*Unrealized Holding Gains*	*Unrealized Holding Losses*	*Fair Value*
TRADING ASSETS:				
OTHER SECURITIES				
Maturing after ten years	**$ 76**	**$ -**	**$ -**	**$ 76**
SECURITIES AVAILABLE FOR SALE:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing after five years but within ten years	$ 1,588	$ 138	$ -	$ 1,726
MORTGAGE BACKED SECURITIES				
Maturing after one year but within five years	61,031	1,345	406	61,970
Maturing after five years but within ten years	11,832	75	223	11,684
Maturing after ten years	22,797	87	632	22,252
	95,660	1,507	1,261	95,906
OTHER SECURITIES				
Maturing after ten years	601	-	24	577
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing after one year but within five years	1,297	83	-	1,380
Maturing after five years but within ten years	10,575	108	108	10,575
Maturing after ten years	20,713	116	343	20,486
	32,585	307	451	32,441
Total securities available for sale	**$ 130,434**	**$ 1,952**	**$ 1,736**	**$ 130,650**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 1,546	$ 17	$ -	$ 1,563
Maturing after one year but within five years	1,918	61	-	1,979
Maturing after five years but within ten years	3,271	55	-	3,326
Maturing after ten years	514	-	7	507
Total securities held to maturity	**$ 7,249**	**$ 133**	**$ 7**	**$ 7,375**

	2009			
	Amortized Cost	*Unrealized Holding Gains*	*Unrealized Holding Losses*	*Fair Value*
TRADING ASSETS:				
OTHER SECURITIES				
Maturing after ten years	**$ 128**	**$ -**	**$ -**	**$ 128**
SECURITIES AVAILABLE FOR SALE:				
GOVERNMENT SPONSORED ENTERPRISE SECURITIES				
Maturing after five years but within ten years	$ 6,792	$ 340	$ -	$ 7,132
MORTGAGE BACKED SECURITIES				
	1,410	21	-	1,431
Maturing after one year but within five years	55,162	2,214	47	57,329
Maturing after five years but within ten years	3,147	25	6	3,166
Maturing after ten years	4,094	118	6	4,206
	63,813	2,378	59	66,132
OTHER SECURITIES				
Maturing after ten years	604	-	39	565

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

	2009			
	Amortized	Unrealized Holding		Fair
	Cost	Gains	Losses	Value
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS	457	36	-	493
Maturing after one year but within five years	4327	98	23	4,402
Maturing after five years but within ten years	24,166	417	80	24,503
Maturing after ten years	28,950	551	103	29,398
Total securities available for sale	**$ 100,159**	**$ 3,269**	**$ 201**	**$ 103,227**
SECURITIES HELD TO MATURITY:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 596	$ 1	$ -	$ 597
Maturing after one year but within five years	3,117	127	-	3,244
Maturing after five years but within ten years	3,260	57	-	3,317
Maturing after ten years	1,429	34	-	1,463
Total securities held to maturity	**$ 8,402**	**$ 219**	**$ -**	**$ 8,621**

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010.

SECURITIES AVAILABLE FOR SALE *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage backed securities	$ 52,426	$ 1,260	$ 602	$ 1	$ 53,028	$ 1,261
Other securities	488	24	-	-	488	24
State and political subdivisions	15,074	436	136	15	15,210	451
Total	**$ 67,988**	**$ 1,720**	**$ 738**	**$ 16**	**$ 68,726**	**$ 1,736**

SECURITIES HELD TO MATURITY *(tabular amounts in thousands):*

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State and political subdivisions	$ 507	$ 7	$ -	$ -	$ 507	$ 7
Total	**$ 507**	**$ 7**	**$ -**	**$ -**	**$ 507**	**$ 7**

Three individual securities available for sale were in a continuous loss position for twelve months or more.

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009.

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprise securities	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage backed securities	10,148	59	-	-	10,148	59
Other securities	-	-	476	39	476	39
State and political subdivisions	8,823	103	-	-	8,823	103
Total	**$ 18,971**	**$ 162**	**$ 476**	**$ 39**	**$ 19,447**	**$ 201**

One individual security available for sale was in a continuous loss position for twelve months or more.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE THREE: SECURITIES, CONTINUED

The Company has the ability and believes it is more likely than not it can hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The category "other securities" above is comprised of mortgage-backed securities, corporate debt securities, equity securities and investments in Banker's Bank stock.

Other Investments, At Cost

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta (the "FHLB") and the Federal Reserve Bank of Richmond (the "Federal Reserve Bank"). These investments are carried at cost and are generally pledged against any borrowings from these institutions (see Note 10). To comply with obligations under the Community Reinvestment Act, the Company may also make "qualified investments" that support causes or activities approved by the regulators. No ready market exists for these stocks and they have no quoted market values. The Company's investments in these stocks are summarized below *(tabular amounts in thousands):*

	December 31, 2010	December 31, 2009
Federal Reserve Bank	$ 827	$ 827
Federal Home Loan Bank	3,242	3,629
Senior Housing Crime Prevention Preferred Shares	250	-
	$ 4,319	**$ 4,456**

Securities with carrying amounts of $30,264,000 and $30,761,000 as of December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows *(tabular amounts in thousands):*

	December 31, 2010	December 31, 2009
Commercial	$ 28,362	$ 29,240
Real Estate:		
Residential real estate	106,759	107,942
Commercial real estate	192,351	212,812
Commercial construction	6,152	14,458
Consumer and other	7,089	9,122
	340,713	373,574
Less allowance for loan losses	(7,919)	(7,431)
	$ 332,794	**$ 366,143**

The Company, through the Banks, makes loans to individuals and small-to mid-sized businesses of various personal and commercial purposes, primarily in South Carolina. Credit concentrations can exist in relation to individual borrowers or groups of borrowers, certain types of collateral, certain types of industries, certain loan products, or certain regions of the country. Credit risk associated with these concentrations could arise when a significant amount of loans, with similar characteristics, are simultaneously impacted by changes in economic or other conditions that cause their probability of repayment to be adversely affected. The Company regularly monitors its credit concentrations. The Company does not have a significant concentration in any individual borrower. No significant portion of its loans is concentrated within a single industry or group of related industries and the Company does not have any foreign loans. The Company does, however, have a geographic concentration of customers and borrowers because most of its customers and borrowers are located in the Upstate area of South Carolina, and most of the real estate securing mortgage loans is located in this area. There are no material seasonal factors that would have an adverse effect on the Company.

The composition of gross loans by rate type is as follows *(tabular amounts in thousands):*

	December 31, 2010	December 31, 2009
Variable-rate loans	$ 107,250	$ 123,207
Fixed-rate loans	233,463	250,367
	$ 340,713	**$ 373,574**

Changes in the allowance for loans losses were as follows *(tabular amounts in thousands):*

	For The Years Ended December 31, 2010	For The Years Ended December 31, 2009
BALANCE, BEGINNING OF YEAR	$ 7,431	$ 9,217
Provision for loan losses	6,625	4,958
Loans charged off	(6,572)	(6,989)
Loans recovered	435	245
BALANCE, END OF YEAR	**$ 7,919**	**$ 7,431**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

The allocation of the allowance for loan losses by portfolio segment at December 31, 2010 was as follows *(tabular amounts in thousands)*:

	Commercial	*Residential Real Estate*	*Commercial Real Estate*	*Commercial Construction*	*Consumer and Other*	*Total*
Specific Reserves:						
Impaired Loans	$ -	$ 186	$ 951	$ -	$ -	$ 1,137
General Reserve	513	900	4,677	527	165	6,782
Total	**$ 513**	**$ 1,086**	**$ 5,628**	**$ 527**	**$ 165**	**$ 7,919**
Loans individually evaluated for impairment	$ 483	$ 3,916	$ 11,203	$ -	$ 17	$ 15,619
Loans collectively evaluated for impairment	27,879	102,843	181,148	6,152	7,072	325,094
Total	**$ 28,362**	**$ 106,759**	**$ 192,351**	**$ 6,152**	**$ 7,089**	**$ 340,713**

Impaired loans were as follows:

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010 *(tabular amounts in thousands)*:

	Impaired Loans - With Allowance			*Impaired Loans - With No Allowance*	
	Unpaid Principal	*Recorded Investment*	*Allowance for Loan Losses Allocated*	*Unpaid Principal*	*Recorded Investment*
Commercial	$ -	$ -	$ -	$ 483	$ 483
Real Estate:					
Residential real estate	740	740	186	2,661	3,008
Commercial real estate	5,318	4,505	951	6,158	5,635
Commercial construction	-	-	-	1,047	1,231
Consumer and other	-	-	-	25	17
Total	**$ 6,058**	**$ 5,245**	**$ 1,137**	**$ 10,374**	**$ 10,374**

The following is a summary of information pertaining to impaired loans and non-accrual loans at December 31, 2009 *(tabular amounts in thousands)*:

	2009
Impaired loans without valuation allowance	$ 12,544
Impaired loans with a valuation allowance	2,202
Total impaired loans	$ 14,746
Valuation allowance related to impaired loans	$ 747
Total non-accrual loans	$ 14,881
Total loans past due ninety days or more and still accruing	$ -

Average impaired loans and related interest income for the years ended December 31, 2010 and 2009 are as follows:

	December 31,	
	2010	*2009*
Average of impaired loans during the years	$ 19,406	$ 17,731
Interest income recognized on impaired loans	-	-
Interest income recognized on a cash basis on impaired loans	36	-

There were no loans greater than 90 days past due and still accruing.

Nonperforming loans and impaired loans are defined differently. As such, some loans may be included in both categories, whereas other loans may only be included in one category.

Delinquent Loans at December 31, 2010, were as follows *(tabular amounts in thousands)*:

	30-59 Days Past Due	*60-89 Days Past Due*	*Greater Than 90 Days Past Due*	*Total Past Due*	*Total Current*	*Total Loans*
Commercial	$ 10	$ -	$ 483	$ 493	$ 27,869	$ 28,362
Real Estate:						
Residential real estate	1,842	70	612	2,524	104,235	106,759
Commercial real estate	1,330	1,785	6,570	9,685	182,666	192,351
Commercial construction	-	-	728	728	5,424	6,152
Consumer and other	25	174	-	199	6,890	7,089
Total	**$ 3,207**	**$ 2,029**	**$ 8,393**	**$ 13,629**	**$ 327,084**	**$ 340,713**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FOUR: LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying loans as to credit risk. Loans classified as substandard or special mention are reviewed monthly by the Company for further deterioration or improvement to determine if appropriately classified. All commercial loans greater than $50,000 are reviewed when originated and a sample of smaller consumer relationships are reviewed after origination. Larger relationships are reviewed on an annual basis or more frequently if needed. In addition, during the renewal process of any loans, as well if a loan becomes past due, the Company will evaluate the loan grade.

Loans excluded from the scope of the review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Banks for a modification. In these circumstances, the loan is specifically evaluated for potential classification as to special mention, substandard or even charged-off. The following definitions are used for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.
Substandard. Loans classified as substandard are inadequately protected by the current net worth and payment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition, and values, highly questionable and improbable.

The table below sets forth total loans and the amounts of loans by type in each of these risk categories at December 31, 2010 *(tabular amounts in thousands):*

	Total	*Pass Credits*	*Special Mention*	*Substandard*	*Doubtful*
Commercial	$ 28,362	$ 25,961	$ 1,064	$ 1,335	$ 2
Real Estate:					
Residential real estate	106,759	102,778	1,729	2,252	-
Commercial real estate	192,351	140,916	17,851	33,583	-
Commercial construction	6,152	3,454	1,052	1,647	-
Consumer and other	7,089	7,071	18	-	-
Total	**$ 340,713**	**$ 280,180**	**$ 21,714**	**$ 38,817**	**$ 2**

NOTE FIVE: PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized in the table below *(tabular amounts in thousands):*

	Estimated Useful Lives	*December 31,* 2010	2009
Land		$ 3,618	$ 3,873
Building and improvements	15 - 40 years	9,624	9,966
Furniture, fixtures and equipment	3 - 10 years	9,115	8,972
		22,357	22,811
Less accumulated depreciation		11,334	10,541
		$ 11,023	**$ 12,270**

Depreciation expense of approximately $920,000 and $1,059,000 for 2010 and 2009, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

NOTE SIX: ASSETS ACQUIRED IN SETTLEMENT OF LOANS

The following table summarizes the composition of assets acquired in settlement of loans as of the dates noted *(tabular amounts in thousands):*

	For The Years Ended December 31, 2010	2009
Construction and land development	$ 9,964	$ 9,516
Residential real estate	2,870	1,763
Commercial real estate	510	211
Total assets acquired in settlement of loans	**$ 13,344**	**$ 11,490**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE SIX: Assets Acquired In Settlement Of Loans, Continued

The following summarizes activity with respect to assets acquired in settlement of loans. *(tabular amounts in thousands):*

	For The Years Ended December 31,	
	2010	*2009*
BALANCE, BEGINNING OF YEAR	$ 11,490	$ 5,428
Additions - foreclosures	9,943	15,536
Sales	(7,017)	(9,344)
Write downs	(522)	(130)
Valuation reserve	(550)	-
BALANCE, END OF YEAR	**$ 13,344**	**$ 11,490**

NOTE SEVEN: Deposits

The composition of deposits is as follows *(tabular amounts in thousands):*

	December 31,	
	2010	*2009*
Demand deposits, noninterest bearing	$ 48,151	$ 55,367
NOW and money market accounts	151,253	137,744
Savings deposits	10,437	10,370
Time certificates, $100,000 or more	120,586	125,922
Other time certificates	144,327	155,593
Total	**$ 474,754**	**$ 484,996**

	December 31,	
Time certificates maturing	*2010*	*2009*
Within one year	$ 183,444	$ 242,527
After one but within two years	60,846	24,539
After two but within three years	19,898	13,614
After three but within four years	393	432
After four years	332	403
	264,913	281,515
Transaction and savings accounts	209,841	203,481
	$ 474,754	**$ 484,996**

Time certificates of deposit in excess of $100,000, excluding IRA's, totaled approximately $104,288,000 and $111,042,000 at December 31, 2010 and 2009, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $1,890,000 in 2010 and $2,598,000 in 2009. The Banks had brokered time certificates of deposit totaling approximately $43,194,000 at December 31, 2010 and $59,565,000 at December 31, 2009. Traditional brokered time deposits at the Banks amounted to approximately $25,121,000 at December 31, 2010 and $25,048,000 at December 31, 2009. Brokered time deposits, within the Certificate of Deposit Account Registry Service ("CDARS"), at the Banks amounted to approximately $18,073,000 at December 31, 2010 and $34,517,000 at December 31, 2009.

NOTE EIGHT: Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are summarized as follows *(tabular amounts in thousands):*

	December 31,	
	2010	*2009*
Government sponsored enterprise securities with an amortized cost of $22,527,000 ($22,914,000 fair value) and $19,910,000 ($20,764,000 fair value) at December 31, 2010 and 2009, respectively, Collateralize the agreements	**$ 10,362**	**$ 12,785**

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 0.68 percent and 0.53 percent for 2010 and 2009, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $13,809,000 and $16,122,000 during 2010 and 2009, respectively. The maximum amounts outstanding at any month-end were $16,572,000 and $19,671,000 during 2010 and 2009, respectively.

NOTE NINE: Federal Funds Purchased

At December 31, 2010, the Banks had the ability to purchase federal funds from unrelated banks under short-term lines of credit totaling $22,000,000. These lines of credit are available on a one to seven day basis for general corporate purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TEN: Advances Under Lines of Credit

The Banks have the ability to borrow up to 20 percent of their total assets under lines of credit from the FHLB subject to available qualifying collateral. Borrowings may be obtained under various FHLB lending programs with various terms. Borrowings from the FHLB require qualifying collateral (which includes certain mortgage loans, investment securities and FHLB stock) and may require purchasing additional stock in the FHLB.

The Banks had no advances at December 31, 2010 and December 31, 2009. At December 31, 2010 and 2009, the lines were collateralized by qualifying mortgage loans aggregating approximately $54,999,000 and $52,661,000, respectively. The Banks also had lines collateralized by investment securities owned by the Banks in the amount of $12,649,000 at December 31, 2009. No investment securities owned by the Banks were used as collateral for FHLB borrowings at December 31, 2010. As of December 31, 2010, the Banks had the ability to borrow $54,999,000 from the FHLB.

Beginning in 2010, the Banks also have the ability to borrow funds from the Federal Reserve Bank through the Discount Window. This short-term borrowing relationship is collateralized by qualifying 1-4 family construction real estate, residential and commercial land, and commercial and industrial loans, aggregating approximately $12,220,000 at December 31, 2010. The Banks had no Discount Window advances at December 31, 2010.

NOTE ELEVEN: Income Taxes

Provision (benefit) for income taxes consists of the following *(tabular amounts in thousands)*:

	For The Years Ended December 31,	
	2010	*2009*
Current tax provision		
Federal	$ 203	$ (126)
State	44	40
Total current tax expense (benefit)	247	(86)
Deferred tax benefit	(916)	(603)
Benefit for income taxes	**$ (669)**	**$ (689)**

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows *(tabular amounts in thousands)*:

	For The Years Ended December 31,	
	2010	*2009*
Tax benefit at statutory rate	$ (97)	$ (42)
Increase (decrease) in taxes resulting from:		
State income taxes, net of federal benefit	30	26
Tax-exempt interest income	(494)	(513)
Investment in life insurance	(166)	(160)
Other	58	-
Benefit for income taxes	**$ (669)**	**$ (689)**

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. Management believes realization of the deferred tax assets is more likely than not and accordingly has not recorded a valuation allowance. The sources and the cumulative tax effect of temporary differences are as follows *(tabular amounts in thousands)*:

	December 31,	
	2010	*2009*
Deferred tax assets		
Allowance for loan losses	$ 2,692	$ 2,526
Deferred compensation	426	340
Other than temporary impairment	1,032	1,032
Alternative minimum tax credit	1,168	918
Depreciation	41	-
Other	842	553
	6,201	5,369
Deferred tax liabilities	-	(2)
Depreciation	(128)	(210)
Prepaid expenses	(74)	(1,043)
Unrealized holding gains on securities available for sale	(202)	(1,255)
Net deferred tax assets included in other assets	**$ 5,999**	**$ 4,114**

Net operating loss carry forward expires in 2030.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ELEVEN: Income Taxes, Continued

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with ASC Topic 740.

NOTE TWELVE: Financial Instruments With Off-Balance Sheet Risk

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2010, unfunded commitments to extend credit were $68,055,000, of which $62,960,000 were at variable rates and $5,095,000 were at fixed rates. These commitments included $2,898,000 of unfunded amounts of construction loans, $48,169,000 of undisbursed amounts of home equity lines of credit, $11,158,000 of unfunded amounts under commercial lines of credit, and $5,830,000 of other commitments to extend credit. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2010, there was $2,412,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements. The Company has not recorded a liability for the current carrying amount of the obligation to perform as a guarantor, and no contingent liability was considered necessary, as such amounts were not considered material.

NOTE THIRTEEN: Commitments and Contingencies

The Company is, from time to time, a party to various lawsuits and claims arising in the ordinary conduct of its business. Management does not expect such matters to have any material adverse effect on the financial position or results of operations of the Company.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

A Special Meeting of the Shareholders was called on January 9, 2009 for the sole purpose of amending the Company's Articles of Incorporation to authorize the Board of Directors to issue shares of Preferred Stock. A small group of dissenting shareholders representing 67,576 shares of Common Stock exercised their right to surrender their shares to the Company in exchange for fair value. The Company paid $243,000 in cash for these surrendered shares in 2009. The dissenting shareholders asserted that their shares had a greater fair value and, in accordance with South Carolina law, the Company brought suit to have the court determine what additional amount, if any, is due. The litigation is ongoing.

NOTE FOURTEEN: Related Party Transactions

At December 31, 2010 and 2009, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $25,251,000 and $22,406,000, respectively. During 2010, $5,362,000 of new loans were made to this group and repayments of $2,517,000 were received. This same group had deposits in the Banks of $6,965,000 and $6,863,000 at December 31, 2010 and 2009, respectively.

NOTE FIFTEEN: Common Stock and Earnings Per Share

Earnings (loss) per common share is computed and presented in accordance with ASC Topic 260. The assumed conversion of stock options.

(Amounts in thousands, except share information)	*December 31,*	
	2010	*2009*
Net loss available to common shareholders	$ (440)	$ (224)
Weighted average shares outstanding:		
Basic	7,003,063	7,030,935
Diluted	7,003,063	7,030,935
Loss per common share:		
Basic	$ (0.06)	$ (0.03)
Diluted	$ (0.06)	$ (0.03)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE FIFTEEN: COMMON STOCK AND EARNINGS PER SHARE, CONTINUED

Common shares totaling 26,507 subject to exercisable options were excluded from the 2010 earnings per share calculation because they are considered anti-dilutive and 58,899 subject to exercisable options shares were excluded from the calculation in 2009.

NOTE SIXTEEN: PREFERRED STOCK AND RESTRICTIONS ON DIVIDENDS

On April 24, 2009 the Company entered into a Letter Agreement and Securities Purchase Agreement (the "Purchase Agreement") with the U.S. Treasury Department ("Treasury") under the Troubled Asset Relief Program ("TARP") Capital Purchase Program, pursuant to which the Company sold the Treasury (i) 12,660 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "Warrant") to purchase 633 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series W (the "Series W Preferred Stock") for an aggregate purchase price of $12,660,000 in cash (The Series T Preferred Stock and Series W Preferred Stock are referred to collectively as the "Preferred Stock,"). The Warrant was exercised by Treasury immediately, and the net proceeds from the sale of $12,615,000 were allocated between the Series T Preferred Stock and the Series W Preferred Stock based on their relative fair values at the time of the sale. Of the net proceeds, $11,910,000 was allocated to the Series T Preferred Stock and $705,000 was allocated to the Series W Preferred Stock. The accretion of the discount recorded on the Series T Preferred Stock, net of the amortization of the premium recorded on the Series W Preferred Stock, is offset directly against retained earnings over a five-year period applying a level yield, and is reported on the consolidated statement of income (loss) in the determination of the amount of net loss available to common shareholders.

The Series T Preferred Stock will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series W Preferred Stock will pay cumulative dividends at a rate of 9% per annum. The cumulative dividend for the Preferred Stock is accrued and payable on February 15, May 15, August 15 and November 15 of each year. The Company declared and paid $690,000 in preferred stock dividends to the U.S. Treasury in 2010. Both the Series T and Series W Preferred Stock qualify as Tier I capital and may be redeemed after April 24, 2012 at the stated amount of $1,000 per share plus any accrued and unpaid dividends. Prior to April 24, 2012, the Preferred Stock may be redeemed only with proceeds from the sale of qualifying equity securities. The Preferred Stock is non-voting except for class voting rights on matters that would adversely affect the rights of the holders of the Series T or Series W Preferred Stock.

Pursuant to the terms of the Purchase Agreement, the ability of the Company to declare or pay dividends or make other distributions on its Common Stock is subject to restrictions, including a restriction against increasing dividends from the last quarterly cash dividend per share declared on the Common Stock prior to April 24, 2009. In addition, as long as the Preferred Stock is outstanding, Common Stock dividend payments are prohibited until all accrued and unpaid dividends are paid on such Preferred Stock, subject to certain limited exceptions. This restriction will terminate on April 24, 2012, or earlier if the Preferred Stock has been redeemed in whole or if the Treasury has transferred all of the Preferred Stock to third parties. The Company paid no cash dividends to its common shareholders in 2010 or 2009

NOTE SEVENTEEN: STOCK OPTION COMPENSATION PLANS

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2010 and 2009: dividend yields of $0.0 per share, expected volatility from 22 to 39 percent, risk-free interest rates from 2.44 to 3.98 percent, and expected life of 10 years. The weighted average fair market value of options granted approximated $1.00 in 2010 and $1.49 in 2009.

A summary of the status of the plans as of December 31, 2010 and 2009, and changes during the years ending on those dates is presented below (all shares and exercise prices have been adjusted for stock dividends and the stock split since the date of grant):

	Number of Shares	*Weighted Average Exercise Price*	*Weighted Average Contractual Term (Years)*	*Aggregate Intrinsic Value*
Outstanding at December 31, 2008	146,263	$ 10.56		
Granted	15,500	2.77		
Exercised	(500)	2.75		$ -
Forfeited or expired	(6,395)	9.27		
Outstanding at December 31, 2009	154,868	9.86	6.23	$ -
Granted	9,500	2.03		
Exercised	-	-		
Forfeited or expired	(20,944)	9.72		
Outstanding at December 31, 2010	143,424	9.36	5.78	$ -
Options exercisable at year-end	125,125	9.83	5.45	$ -
Shares available for grant at December 31, 2010	351,650			

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE SEVENTEEN: STOCK OPTION COMPENSATION PLANS, CONTINUED

	Number of Shares	*Weighted Average Grant Date Fair Value*
Non-vested options at December 31, 2009	24,869	$ 8.02
Granted	9,500	2.03
Vested	(15,020)	10.89
Forfeited or expired	(1,050)	9.95
Non-vested options at December 31, 2010	18,299	6.17

We have unrecognized compensation cost of $43,863 and $76,814 in 2010 and 2009, respectively, related to nonvested stock options.

Weighted Average Remaining Contractual Life (Years)	*Number of Shares Outstanding*	*Weighted Average Exercise Price*	*Number of Shares Exercisable*	*Weighted Average Exercise Price*
Less than one year	10,911	$ 8.08	10,911	$ 8.08
After one year but within two years	16,473	9.16	16,473	9.16
After two years but within three years	3,820	10.47	3,820	10.47
After three years but within four years	22,099	12.96	22,099	12.96
After four years but within five years	13,310	14.91	13,310	14.91
After five years but within six years	21,364	10.75	18,574	10.77
After six years but within seven years	17,447	10.49	13,788	10.57
After seven years but within eight years	14,000	7.59	10,400	7.59
After eight years but within nine years	14,500	2.77	10,000	2.76
After nine years	9,500	2.09	5,750	2.29
	143,424	**9.36**	**125,125**	**9.83**

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE EIGHTEEN: EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to one-hundred percent of such contributions which do not exceed three percent of the contributor's annual salary, plus fifty percent of such contributions as exceed three percent but do not exceed five percent of the contributor's annual salary, subject to certain adjustments and limitations. Contributions to the plan of $205,450 and $212,553 were charged to operations during 2010 and 2009, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of the Company. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, a source for certain funding is provided informally and indirectly by life insurance policies owned by the Banks. The Company recorded expense related to these benefits of $79,465 and $282,360 in 2010 and 2009, respectively.

NOTE NINETEEN: REGULATORY MATTERS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted total assets. Management believes, as of December 31, 2010, that the Banks meet all capital adequacy requirements to which they are subject.

On October 15, 2008, one of the Company's Bank subsidiaries, Bank of Anderson, N.A., the assets of which represent approximately 25% of the Company's total consolidated assets, entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE NINETEEN: REGULATORY MATTERS, CONTINUED

Also, on August 16, 2010, one of the Company's other Bank subsidiaries, The Peoples National Bank, the assets of which represent approximately 60% of the Company's total consolidated assets, entered into a formal agreement with the OCC for the Bank to take various actions with respect to the operation of the Bank. The agreement resulted from the OCC's examination of the Bank that commenced in the first quarter of 2010. Beginning in 2008, the Banks began to experience an increase in criticized assets as the economy in the Bank's primary lending areas has come under increasing downward pressure. The substantive actions called for by the agreements should strengthen the Banks and make them more efficient in the long-term. Implementation of the agreements has increased the Banks' administrative costs somewhat for the near-term, but the amount of such increases is not expected to be material to the Company. Many of the actions required by the agreements have already been implemented by the Banks. The actions for each Bank include:

a. creation of a committee of the Bank's board of directors to monitor compliance with the agreement and make monthly reports to the board of directors and the OCC;
b. adoption, implementation and adherence to a capital program and a profit plan;
c. protection of its interest in its criticized assets (those assets classified as "loss," "doubtful," "substandard," or "special mention" by internal or external loan review or examination), and adoption, implementation and adherence to a written program designed to eliminate the basis of the criticism, as well as restricting further extensions of credit to borrowers whose loans are subject to criticism;
d. development, implementation and adherence to a written program to improve the bank's credit risk identification process;;
e. adoption, implementation and adherence to a written program to reduce the high level of credit risk in the bank;
f. development, implementation and adherence to a written program to improve the bank's loan portfolio management;
g. ensuring that the level of liquidity at the bank is sufficient to sustain the bank's current operations and meet anticipated or extraordinary demand; and
h. obtaining a determination of no supervisory objection from the OCC before accepting brokered deposits.

Additionally, the Banks are required by the agreement to submit numerous periodic reports to the OCC regarding various aspects of the forego-ing actions. Management believes the Banks have complied with these requirements.

The Company's and the Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented in the table below:

	Actual		*For Capital Adequacy Purposes Minimum*		*To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
PEOPLES BANCORPORATION, INC.:			*(dollar amounts in thousands):*			
As of December 31, 2010						
Total Capital (to risk-weighted assets)	$ 53,019	14.12%	$ 30,039	8.00 %	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	48,286	12.86	15,019	4.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	48,286	8.92	21,653	4.00	N/A	N/A
As of December 31, 2009						
Total Capital (to risk-weighted assets)	54,568	13.67	31,934	8.00	N/A	N/A
Tier 1 Capital (to risk-weighted assets)	49,546	12.41	15,970	4.00	N/A	N/A
Tier 1 Capital (to adjusted total assets)	49,546	9.03	21,947	4.00	N/A	N/A
THE PEOPLES NATIONAL BANK (1):						
As of December 31, 2010						
Total Capital (to risk-weighted assets)	31,705	13.29	19,085	8.00	$ 23,856	10.00
Tier 1 Capital (to risk-weighted assets)	28,690	12.03	9,539	4.00	14,309	6.00
Tier 1 Capital (to adjusted total assets)	28,690	8.91	12,880	4.00	16,100	5.00
As of December 31, 2009						
Total Capital (to risk-weighted assets)	33,201	12.87	20,638	8.00	25,797	10.00
Tier 1 Capital (to risk-weighted assets)	29,954	11.61	10,320	4.00	15,480	6.00
Tier 1 Capital (to adjusted total assets)	29,954	8.73	13,725	4.00	17,156	5.00
BANK OF ANDERSON, N.A. (1):						
As of December 31, 2010						
Total Capital (to risk-weighted assets)	13,143	15.53	6,770	8.00	8,463	10.00
Tier 1 Capital (to risk-weighted assets)	12,079	14.28	3,383	4.00	5,075	6.00
Tier 1 Capital (to adjusted total assets)	12,079	8.33	5,800	4.00	7,250	5.00

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE NINETEEN: REGULATORY MATTERS, CONTINUED

	Actual		For Capital Adequacy Purposes Minimum		To Be Well Capitalized Under Prompt Corrective Action Provisions Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
BANK OF ANDERSON, N.A. (1):			(dollar amounts in thousands):			
As of December 31, 2009						
Total Capital (to risk-weighted assets)	$ 13,111	15.16%	$ 6,919	8.00%	$ 8,648	10.00%
Tier 1 Capital (to risk-weighted assets)	12,025	13.90	3,460	4.00	5,191	6.00
Tier 1 Capital (to adjusted total assets)	12,025	9.01	6,339	4.00	6,673	5.00
SENECA NATIONAL BANK (1):						
As of December 31, 2010						
Total Capital (to risk-weighted assets)	7,169	13.71	4,182	8.00	5,228	10.00
Tier 1 Capital (to risk-weighted assets)	6,513	12.46	2,091	4.00	3,136	6.00
Tier 1 Capital (to adjusted total assets)	6,513	8.82	2,954	4.00	3,692	5.00
As of December 31, 2009						
Total Capital (to risk-weighted assets)	6,703	12.31	4,356	8.00	5,445	10.00
Tier 1 Capital (to risk-weighted assets)	6,017	11.05	2,178	4.00	3,267	6.00
Tier 1 Capital (to adjusted total assets)	6,017	8.08	2,979	4.00	3,723	5.00

(1) The OCC has established individual minimum capital ratios for the three Banks pursuant to 12 C.F.R. Section 3.10. These minimum requirements exceed the normal regulatory requirements to be well capitalized. Currently each of the Banks is required to maintain 12% total risk-based capital, 10% tier 1 risk-based capital, and 8% leverage ratio.

NOTE TWENTY: FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. ASC Topic 820 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common and preferred stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks, federal funds sold and purchased, short-term FHLB advances, and securities sold under repurchase agreements.

Securities are valued using quoted fair market prices. Other investments are valued at par value.

Fair value for variable-rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed-rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for cash surrender value life insurance approximates its carrying value.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificates of deposit are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE TWENTY: FAIR VALUE OF FINANCIAL INSTRUMENTS, CONTINUED

The estimated fair values of the Company's financial instruments are as follows *(tabular amounts in thousands):*

	December 31,			
	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS:				
Cash and due from banks	$ 6,612	$ 6,612	$ 11,862	$ 11,862
Interest-bearing deposits in other banks	1	1	420	420
Federal funds sold	10,631	10,631	14,592	14,592
Trading assets	76	76	128	128
Securities available for sale	130,650	130,650	103,227	103,227
Securities held to maturity	7,249	7,375	8,402	8,621
Other investments	4,319	4,319	4,456	4,456
Loans (gross)	340,713	338,445	373,574	370,420
Cash surrender value of life insurance	12,791	12,791	12,304	12,304
FINANCIAL LIABILITIES:				
Deposits	$ 474,754	$ 471,323	$ 484,996	$ 477,788
Securities sold under repurchase agreements	10,362	10,362	12,785	12,785
Federal funds purchased	-	-	399	399

The ASC for fair value provides a framework for measuring and disclosing fair value under generally accepted accounting principles and requires disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

Fair value is identified as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury and other securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U. S. Government and agency mortgage-backed debt securities and impaired loans that are carried at the appraisal value of the underlying collateral.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE TWENTY: Fair Value of Financial Instruments, Continued

Assets and liabilities measured at fair value on a recurring basis or nonrecurring basis as follows as of December 31, 2010 *(tabular amounts in thousands)*:

Recurring Basis:	*Quoted market price in active markets for identical assets/liabilities (Level 1)*	*Significant other observable inputs (Level 2)*	*Significant unobservable inputs (Level 3)*	*Total*
Available for sale securities:				
Government sponsored enterprise securities	$ -	$ 1,726	$ -	$ 1,726
Mortgage backed securities	-	96,906	-	96,906
Other securities	-	577	-	577
Obligations of state and political subdivisions	-	32,441	-	32,441
Trading assets	76	-	-	76
Total	$ 76	$ 130,650	$ -	$ 130,726
Nonrecurring Basis:				
Impaired loans	$ -	$ 14,482	$ -	$ 14,482
Assets acquired in settlement of loans	-	13,344	-	13,344
Total	$ -	$ 27,826	$ -	$ 27,826

Assets and liabilities measured at fair value on a recurring basis are as follows as of December 31, 2009 *(tabular amounts in thousands)*:

Recurring Basis:	*Quoted market price in active markets for identical assets/liabilities (Level 1)*	*Significant other observable inputs (Level 2)*	*Significant unobservable inputs (Level 3)*	*Total*
Available for sale securities:				
Government sponsored enterprise securities	$ -	$ 7,132	$ -	$ 7,132
Mortgage backed securities	-	66,132	-	66,132
Other securities	-	565	-	565
Obligations of state and political subdivisions	-	29,398	-	29,398
Trading assets	128	-	-	128
Total	$ 128	$ 103,227	$ -	$ 103,355
Nonrecurring Basis:				
Impaired loans	$ -	$ 13,999	$ -	$ 13,999
Assets acquired in settlement of loans	-	11,490	-	11,490
Total	$ -	$ 25,489	$ -	$ 25,489

NOTE TWENTY ONE: Condensed Financial Information

Following is condensed financial information of Peoples Bancorporation, Inc. *(parent company only) (tabular amounts in thousands)*:

CONDENSED BALANCE SHEETS

	December 31,	
	2010	*2009*
ASSETS		
Cash	$ 996	$ 1,589
Investment in bank subsidiaries	51,294	52,892
Other assets	172	294
TOTAL ASSETS	**$ 52,462**	**$ 54,775**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 164	$ 332
Shareholders' equity	52,298	54,443
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 52,462**	**$ 54,775**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE TWENTY ONE: CONDENSED FINANCIAL INFORMATION, CONTINUED

CONDENSED STATEMENTS OF INCOME

	For The Years Ended December 31,	
	2010	*2009*
INCOME		
Fees and dividends from subsidiaries	$ 4,874	$ 5,189
EXPENSES		
Interest expense	-	182
Salaries and benefits	3,354	3,477
Occupancy	9	7
Equipment	354	392
Other operating	1,135	1,139
	4,852	5,197
EQUITY IN UNDISTRIBUTED NET INCOME (LOSS) OF BANK SUBSIDIARIES	283	220
Income before income taxes	305	212
INCOME TAX BENEFIT	(78)	(108)
NET INCOME	**$ 383**	**$ 320**

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,	
	2010	*2009*
OPERATING ACTIVITIES		
Net income	$ 383	$ 320
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiaries	(283)	(220)
Stock based compensation	43	73
(Increase) decrease in other assets	122	(7)
(Decrease) increase in other liabilities	(168)	61
Net cash provided by operating activities	97	227
FINANCING ACTIVITIES		
Net change in borrowings	-	(11,000)
Proceeds from the exercise of stock options	-	2
Proceeds from the issuance of perferred stock	-	12,615
Common shares surrendered for cash by dissenting shareholders	-	(243)
Cash dividends	(690)	(385)
Net cash provided by (used for) for financing activities	(690)	989
Net increase (decrease) in cash	(593)	1,216
CASH, BEGINNING OF YEAR	1,589	373
CASH, END OF YEAR	**$ 996**	**$ 1,589**

OFFICERS

PEOPLES BANCORPORATION

R. Riggie Ridgeway
Chief Executive Officer Emeritus

L. Andrew Westbrook, III
President and
Chief Executive Officer

William B. West
Executive Vice President

Robert E. Dye, Jr.
Senior Vice President,
Chief Financial Officer

Daniel B. Minnis
Senior Vice President,
Chief Credit Officer

Patricia A. Jensen
Senior Vice President,
Controller

Penny L. Gibbs
Senior Vice President,
Central Operations

Fred E. Pinson
Senior Vice President,
Risk Management

Alexander C. Dye
Director of Expansion
and Development,
Security Officer

Margaret O. Bloxdorf
Vice President,
Human Resources

Teresa D. Mills
Vice President,
Marketing

C. Yvonne Eaves
Vice President,
Compliance

David J. Whitfield
Vice President,
Credit Administration

M. Jane Moore
Vice President,
Credit Administration,
Secretary to the Board

Lillian P. Ballentine
Vice President,
Deposit Operations

Nancy M. Inman
Vice President,
Bank Secrecy Act Officer

Randall C. Townes
Director of Network
Administration

Vicki C. Charlotte
Assistant Vice President,
Deposit Operations

Robin W. Holliday
Assistant Vice President,
Branch Administration

Tammy B. Gleaton
Assistant Vice President,
Loan Administration

Dion P. Jones
Assistant Vice President,
Real Estate Loan Workouts

James W. Blakely, III
Assistant Vice President,
Collections and Recoveries

Jason M. Turner
Assistant Vice President,
Credit Analysis

Leah B. Rice
Operations Officer,
Data Processing

THE PEOPLES NATIONAL BANK

L. Andrew Westbrook, III
President and
Chief Executive Officer

Howard K. Greene
Executive Vice President,
Senior Loan Officer,
City Executive,
Easley

W. Stan Painter
Senior Vice President,
City Executive,
Powdersville

William L. Stephenson
Senior Vice President,
City Executive,
Greenville

Jeffrey W. Turner
Senior Vice President,
Commercial Lending,
Easley

Ernest F. Fortner, Jr.
Senior Vice President,
Retail Banking,
Easley

Bart A. Turner
Vice President,
City Executive,
Pickens

Beverly G. Pressley
Vice President,
Easley

W. Wesley Bryant
Vice President,
Easley

Denise H. Green
Assistant Vice President,
Powdersville

W. Bradley Cox
Assistant Vice President,
Greenville

Connie L. Southerlin
Assistant Vice President,
Easley

BANK OF ANDERSON, N.A.

James A. Kimbell, III
President and
Chief Executive Officer

Leo A. Smith
Executive Vice President,
Senior Loan Officer

Sheryl J. Ross
Senior Vice President,
Mortgage Lending

Gail J. Jameson
Vice President,
Main Office

Alice S. McCallum
Vice President,
Commercial Lending

Jason M. Craddock
Vice President,
Commercial Banking

Sheila S. Bost
Assistant Vice President,
Whitehall Commons

SENECA NATIONAL BANK

C. Kyle Thomas
President and
Chief Executive Officer

Daniel J. Maw
Executive Vice President,
Senior Loan Officer

Susan Kilby
Senior Vice President,
Office Manager

BOARD OF DIRECTORS

PEOPLES BANCORPORATION

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.
Vice Chairman,
Peoples Bancorporation, Inc.

Eugene W. Merritt, Jr.
President and Co-owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties
Chairman,
Peoples Bancorporation, Inc.

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC

R. Riggie Ridgeway
Chief Executive Officer Emeritus,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants

William B. West
Executive Vice President,
Peoples Bancorporation, Inc.

L. Andrew Westbrook, III
President and
Chief Executive Officer,
Peoples Bancorporation, Inc.

THE PEOPLES NATIONAL BANK

Paul C. Aughtry, III
Director and Founder,
Windsor Aughtry Co.

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Robert E. Dye, Jr.
Senior Vice President and
Chief Financial Officer,
Peoples Bancorporation, Inc.

W. Rutledge Galloway
Chief Executive Officer,
Galloway-Bell, Inc.
Chairman,
The Peoples National Bank

E. Smyth McKissick, III
President and Treasurer,
Alice Manufacturing Co., Inc.

Eugene W. Merritt, Jr.
President and Co-Owner,
Merritt Brothers, Inc.

George B. Nalley, Jr.
Managing Partner,
Nalley Commercial Properties

G. Weston Nalley
President,
Nalley Construction Co.

Timothy J. Reed
Margin Holdings, LLC
Vice Chairman,
The Peoples National Bank

R. Riggie Ridgeway
Chief Executive Officer Emeritus,
Peoples Bancorporation, Inc.

William R. Rowan, III
Retired,
Banking Executive

L. Andrew Westbrook, III
President and
Chief Executive Officer,
The Peoples National Bank

BANK OF ANDERSON, N.A.

David L. Chamblee
Anderson Area Properties

Charles E. Dalton
President and
Chief Executive Officer,
Blue Ridge Electric
Cooperative, Inc.

Ann D. Herbert
Community Leader

Richard A. Kay
President,
Upstate Automotive

James A. Kimbell, III
President and
Chief Executive Officer,
Bank of Anderson, N. A.

Betty P. Rogers
Rogers Furniture Galleries

William R. Rowan, III
Retired,
Banking Executive
Chairman,
Bank of Anderson, N. A.

D. Gray Suggs
Partner,
Suggs, Johnson, LLC,
Certified Public Accountants
and Consultants
Vice Chairman,
Bank of Anderson, N. A.

Nancy Jo Thomason
Attorney

SENECA NATIONAL BANK

Steven Edwards
President,
Edwards Communications

Marcia Hydrick
President,
Thrift Brothers, Inc.

R. David Land
Chief Executive Officer,
Bountyland Enterprises
Chairman,
Seneca National Bank

William E. Sandifer, III
S.C. House of Representatives
Vice Chairman,
Seneca National Bank

C. Kyle Thomas
President and
Chief Executive Officer,
Seneca National Bank

THE PEOPLES NATIONAL BANK COMMUNITY BOARDS

PICKENS

Stephen A. Corn
Athletic Director,
Pickens High School

John A. Crumpton, D.M.D.
Prosthodontics

James Fletcher Perry
P & F Lawn Care

Dr. Mendel H. Stewart
Retired Superintendent,
School District of Pickens County,
Chairman of the Board,
Tri-County Technical College

Bart A. Turner
Vice President and City Executive,
The Peoples National Bank

Sam D. Wyche
Retired Coach,
National Football League

POWDERSVILLE

Richard A. Bales
President,
Industrial Service & Supply, Inc.

Jeffrey E. Bell
President,
Galloway-Bell, Inc.

James W. Braswell, Jr.
President,
Langston Construction Co.

Steven M. Crowe
President,
Greenville Valve and Fitting Co.

Susan D. Ercolini
Retired,
Bank Marketing Officer

John E. Israel
President,
Quality and Value, Inc.

W. Stan Painter
Senior Vice President and City Executive,
The Peoples National Bank

GREENVILLE

B. Dell Baker
Partner,
Bradshaw Gordon and Clinkscales

Bret R. Galloway
Partner,
Galloway Lanford and Schnell, LLC

J. Matthew Good
Senior Vice President,
Professional Mortgage Co.

David K. Hudson
Owner,
Performance Payroll

William L. Stephenson
Senior Vice President and City Executive,
The Peoples National Bank

Sharon P. Wilson
Residential Real Estate Broker,
Coldwell Banker Caine
Real Estate Co.